Immatics Corporate Presentation May 14, 2024 Exhibit 99.3

Forward-Looking Statement This presentation (“Presentation”) is provided by Immatics N.V. (“Immatics” or the “Company”) for informational purposes only. The information contained herein does not purport to be all-inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. Forward-Looking Statements. Certain statements in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND or CTA filing for pre-clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. No Offer or Solicitation. This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or in an offering exempt from registration. Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research. In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source. All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical-Stage Modalities Pipeline of TCR-T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company Intro Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy High confirmed objective response rate and durable responses in melanoma; registration-enabling trial in preparation

Upcoming 2024 Catalysts for ACTengine® and TCER® Clinical Lead Assets

Projected Cash Runway into 2027 to Reach Multiple Value Inflections Points

ACTengine® IMA203 / IMA203CD8 (PRAME)

- Targeted randomized Phase 2/3 trial[1] for ACTengine® IMA203 in 2L+ melanoma in 2024
- Next data updates for IMA203 & IMA203CD8 (GEN2) planned in 2H 2024

TCER® IMA401 (MAGEA4/8)

Bristol Myers Squibb

First clinical data update from dose escalation in ongoing Phase 1 trial planned in 2H 2024

TCER® IMA402 (PRAME)

First clinical data update from dose escalation in ongoing Phase 1/2 trial planned in 2H 2024

Initial focus indications: Ovarian cancer, uterine cancer, lung cancer, melanoma and others

Updates planned across the entire clinical portfolio throughout 2024

[1] This trial will be designed consistent with the FDA's "one-trial" approach (FDA Draft Guidance "Clinical Trial Considerations To Support Accelerated Approval of Oncology Therapeutics – Guidance for Industry," March 2023), i.e., a single randomized controlled trial to support accelerated approval and the verification of clinical benefit to achieve full approval. The high prevalence of PRAME (≥95%) in cutaneous melanoma may enable enrollment of patients without PRAME pre-testing and could remove the need to develop a companion diagnostic in this indication. The full trial design is currently being developed and is subject to further alignment with the FDA as part of the ongoing discussions.

Intro

4

Two Distinct TCR-based Therapeutic Modalities in Clinical Development

Autologous TCR-T (ACTengine®)

- Strong clinical activity in patients with high tumor burden[1]
- Single dose
- Proprietary manufacturing process for enhanced potency of T cells
- Specialized medical centers
- Target requirements: stringent tumor selectivity, low, medium, high copy numbers


T CELL COLLECTION
FROM BIOMARKER POSITIVE
CANCER PATIENT
GENETIC
ENGINEERING
EXPANSION
INFUSION

TCR Bispecifics (TCER®)

- Off-the-shelf biologic for immediate treatment
- Repeat dosing
- All hospitals and out-patient, opportunity for larger patient reach
- Favorable commercial characteristics
- Target requirements: strong tumor association, medium to high copy numbers


GENERATION
OF TCR BISPECIFICS
"OFF-THE-SHELF"
PRODUCT
ADMINISTRATION
TO BIOMARKER POSITIVE
CANCER PATIENTS

Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need

Intro

[1] Interim data update from the ACTengine® IMA203 (published May 14, 2024) and IMA203CD8 monotherapies (published November 08, 2023)

5

Our Pipeline of TCR-based Adoptive Cell Therapies and Bispecifics immatics

Modality	Product Candidate	Target		Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2	Phase 3
Autologous ACT	ACTengine® IMA203	PRAME	immatics					
	ACTengine® IMA203CD8	PRAME	immatics					
	ACTengine® IMA204	COL6A3	immatics					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Allogeneic ACT γδ T cells	ACTallo® IMA30x	Undisclosed	immatics editas[2]					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Bispecifics	TCER® IMA401	MAGEA4/8	Bristol Myers Squibb					
	TCER® IMA402	PRAME	immatics					
	TCER® IMA40x	Undisclosed	immatics					
	Multiple programs[3]	Undisclosed	moderna					

Intro

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] Immatics' proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology;
[3] mRNA-enabled *in vivo* expressed TCER® molecules

6

Realizing the Full Multi-Cancer Opportunity of PRAME

ACTengine® IMA203 (TCR-T) and TCER® IMA402 (TCR Bispecific)

Indication	% PRAME positive patients[1]
Uterine Carcinoma	97%
Uterine Carcinosarcoma	100%
Sarcoma Subtypes	up to 100%
Cut. Melanoma	≥95%
Uveal Melanoma[2]	≥91%
Ovarian Carcinoma	84%
Squamous NSCLC	68%
TNBC	63%
Small Cell Lung Cancer	45%
Kidney Carcinoma	up to 40%
Cholangiocarcinoma	33%
HNSCC	27%
Esophageal Carcinoma	27%
Breast Carcinoma	26%
Adeno NSCLC	25%
HCC	18%
Bladder Carcinoma	18%

PRAME is one of the most promising and most prevalent, clinically validated solid tumor targets known to date



Cancer Cell Death
ACTengine® IMA203 (TCR-T)
TCER® IMA402 (TCR Bispecific)

Phase 1b dose expansion ongoing

Phase 2/3 trial in preparation

Dose escalation of Phase 1/2 trial ongoing

Leverage the full potential of targeting PRAME by continued evaluation of the best suited therapeutic modality (ACTengine® vs. TCER® or both) for each cancer type

Intro

[1] PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; [2] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33); NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma

7

ACTengine® IMA203 – TCR-T Targeting PRAME

The Multi-Cancer Opportunity of PRAME One of the Most Promising Solid Tumor Targets for TCR-based Therapies Known To Date High prevalence High target density Homogeneous expression “Clean” expression profile Clinical proof-of-concept sqNSCLC Ovarian Cancer PRAME fulfills all properties of an ideal target for TCR-based therapies PRAME RNA detection in tumor samples (ISH) ISH: in situ hybridization, sqNSCLC: squamous non-small cell lung cancer IMA203

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR-T Approach IMA203 LEUKAPHARESIS

ACTengine® IMA203 TCR-T Product Manufacturing

Differentiated Manufacturing Process and Setup

Proprietary Manufacturing Process

SHORT	1-week manufacturing process followed by 1-week QC release testing
ROBUST	High manufacturing success rate of >95% to reach IMA203 target dose*
SIMPLE	Lean and cost-efficient process

State-of-the-art Research & GMP Manufacturing Facility



Manufacturing of ACTengine® candidates & other future autologous /allogeneic candidates

Early-stage and registration-directed clinical trials as well as initial commercial supply

~100,000 sq ft in Houston area, TX – modular design for efficient and cost-effective scalability

Construction completed in 2024

IMA203

*IMA203: RP2D 1-10x10^9 total TCR-T cells

11

ACTengine® IMA203/IMA203CD8 TCR-T Monotherapy – Patient Flow

immatics

Screening & Manufacturing Phase | **Treatment & Observation Phase** | **Long Term Follow-up**

Safety and efficacy monitoring for 12 months

HLA-A*02 Testing
Blood sample;
Central lab


Expression
Antigen
1
2
3

Target Profiling
IMADetect® mRNA assay using
Immatics' MS-guided threshold;
Biopsy or archived tissue

Patient screening data from Immatics' clinical trials:

Cut. Melanoma	95% (58/61)
Uveal Melanoma	91% (30/33)
Uterine Carcinoma	89% (8/9)
Ovarian Carcinoma	82% (23/28)

Leukapheresis

Manufacturing
by Immatics

Short process time of 14 days
7-day manufacturing process
applying CD8/CD4 T cell selection
7-day QC release testing

Lymphodepletion*

Low dose IL-2**

Infusion of ACTengine® IMA203 TCR-T Product


TUMOR CELL DEATH
HLA-A*02
PRAME TCR
CYTOTOXIC LYTIC GRANULES
ACTIVATED T CELL

IMA203

* 30 mg/m² Fludarabine and 500 mg/m² Cyclophosphamide for 4 days; ** 1m IU daily days 1-5 and twice daily days 6-10

12

ACTengine® IMA203 TCR-T Trial in Advanced Solid Tumors

Heavily Pretreated Patient Population


Total Safety Population (N=65[1,2])
Phase 1a Dose Escalation
Dose Level 1-4
(total Safety Pop. N=28[1])
Phase 1b Dose Expansion
Dose Level 4/5
(total Safety Pop. N=37[2])
RP2D defined at
1-10x10⁹ TCR-T cells
(DL4/5)
Melanoma Efficacy Population[3] (N=30)
Melanoma
patients at RP2D

	Total Safety Population	Melanoma Efficacy Population[3]
	All Comers (Phase 1a and Phase 1b)	Melanoma (at RP2D)
Number of patients	Total: N=65[1,2]	Total: N=30 Cutaneous melanoma: N=17 Uveal melanoma: N=10 Melanoma of unknown primary: N=1 Mucosal melanoma: N=2
Prior lines of systemic treatment (median, min, max)	3 (0, 10)	3 (0, 7)
Thereof CPI (melanoma only) (median, min, max)	2 (0, 4)	2 (0, 4)
LDH at baseline >1 x ULN [% of patients]	64.6	63.3
Baseline tumor burden Median Target lesion sum of diameter [mm] (min, max)	117.5 (15.0, 309.8)	107.5 (15.0, 309.8)
Liver/Brain Lesions at Baseline [% of patients]	63.1	70.0
Dose level	DL1-5	DL4/5

For comprehensive patient flow chart, see appendix

[1] One patient started lymphodepletion but did not receive IMA203 TCR-T cells; [2] One additional patient who received IMA203 TCR-T cells shortly before data cut-off is not included; [3] Patients with at least one available tumor response assessment post infusion; RP2D: Recommended Phase 2 Dose of 1-10x10^9 total TCR-T cells; CPI: Checkpoint inhibitors; IMA203 DL4: 0.2-1.2x10^9 TCR-T cells/m^2 BSA, IMA203 DL5: 1.201 - 4.7x10^9 TCR-T cells/m^2 BSA

IMA203 Data cut-off Apr 25, 2024 13

Safety Profile of IMA203 across All Dose Levels in Phase 1a/b

All ≥Grade 3 Adverse Events (N=65[1,2])

TEAEs by maximum severity for all patients in Phase 1a and Phase 1b (N=65[1,2])

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	65	100.0
Adverse Events of Special Interest	**10**	**15.4**
Cytokine release syndrome	9	13.8
ICANS[3]	3	4.6
Blood and lymphatic system disorders	**65**	**100.0**
Neutropenia	57	87.7
Leukopenia	35	53.8
Anaemia	34	52.3
Lymphopenia	33	50.8
Thrombocytopenia	25	38.5
Febrile neutropenia	2	3.1
Cytopenia	1	1.5
Leukocytosis	1	1.5
Infections and infestations	**10**	**15.4**
Urinary tract infection	2	3.1
Appendicitis	1	1.5
COVID-19	1	1.5
Cytomegalovirus infection reactivation	1	1.5
Enterococcal infection	1	1.5
Human herpesvirus 6 encephalitis	1	1.5
Infection	1	1.5
Orchitis	1	1.5
Sepsis[4,5]	1	1.5
Septic shock[4]	1	1.5
Investigations	**10**	**15.4**
Alanine aminotransferase increased	6	9.2
Aspartate aminotransferase increased	5	7.7
Blood creatinine increased	2	3.1
Blood alkaline phosphatase increased	1	1.5
Blood bilirubin increased	1	1.5
Blood fibrinogen decreased	1	1.5
Lymphocyte count increased	1	1.5
Respiratory, thoracic and mediastinal disorders	**10**	**15.4**
Hypoxia	5	7.7
Pleural effusion	2	3.1
Bronchial obstruction	1	1.5
Dyspnoea	1	1.5
Epistaxis	1	1.5
Laryngeal inflammation	1	1.5
Respiratory failure	1	1.5
table continued...		
Metabolism and nutrition disorders	**7**	**10.8**
Hypokalaemia	3	4.6
Hyponatraemia	3	4.6
Hypophosphataemia	2	3.1
Dehydration	1	1.5
Failure to thrive	1	1.5
Vascular disorders	**6**	**9.2**
Hypertension	5	7.7
Hypotension	1	1.5
Gastrointestinal disorders	**5**	**7.7**
Abdominal pain	3	4.6
Diarrhoea	1	1.5
Ileus	1	1.5
Vomiting	1	1.5
General disorders and administration site conditions	**4**	**6.2**
Fatigue	1	1.5
General physical health deterioration[4]	1	1.5
Pyrexia	1	1.5
Swelling face	1	1.5
Renal and urinary disorders	**4**	**6.2**
Acute kidney injury[6]	2	3.1
Nephritis	1	1.5
Proteinuria	1	1.5
Skin and subcutaneous tissue disorders	**4**	**6.2**
Rash maculo-papular	3	4.6
Eczema	1	1.5
Cardiac disorders	**2**	**3.1**
Atrial fibrillation[7]	2	3.1
Eye disorders	**2**	**3.1**
Periorbital oedema	1	1.5
Ulcerative keratitis	1	1.5
Injury, poisoning and procedural complications	**2**	**3.1**
Humerus fracture	1	1.5
Infusion related reaction	1	1.5
Musculoskeletal and connective tissue disorders	**2**	**3.1**
Back pain	1	1.5
Muscle spasms	1	1.5
table continued...		
Nervous system disorders	**2**	**3.1**
Headache	1	1.5
Posterior reversible encephalopathy syndrome	1	1.5
Endocrine disorders	**1**	**1.5**
Inappropriate antidiuretic hormone secretion	1	1.5
Hepatobiliary disorders	**1**	**1.5**
Cholangitis	1	1.5
Immune system disorders	**1**	**1.5**
Haemophagocytic lymphohistiocytosis	1	1.5
Reproductive system and breast disorders	**1**	**1.5**
Vaginal haemorrhage	1	1.5

- Favorable safety profile at doses as high as ~10x10^9 TCR-T cells
- Mostly mild to moderate CRS
- Infrequent ICANS (6.2% Gr1, 4.6% Gr2, 4.6% Gr3)
- No IMA203-related Grade 5 Adverse Events
- Full IMA203 monotherapy safety profile is generally consistent with safety in melanoma subset

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for Cytokine release syndrome and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (25-Apr-2024); [1] One additional patient who received IMA203 TCR-T cells shortly before data cut-off is not included; no grade ≥3 serious adverse events were reported for this patient in the safety database at data cut-off; [2] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [3] ICANS: Immune effector cell-associated neurotoxicity syndrome; [4] Fatal Adverse events were not considered related to any study drug; [5] Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells; [6] One additional case of acute kidney injury without severity grading entered in eCRF at data cut-off; [7] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021.

IMA203

Data cut-off Apr 25, 2024 14

![Immatics logo] immatics

Best Overall Response for IMA203

Objective Responses in Heavily Pretreated Melanoma Patients at RP2D



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Melanoma (Unk. Primary)
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma
Mucosal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Mucosal Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
Uveal Melanoma
11.4
4.6
PD
0
SD
0
-6.3
-17.6
-18.6
-22.6
-30.5
-36.9
-39.0
-40.0
-40.7
-40.8
-41.5
-47.8
-48.1
-51.4
-51.6
-54.1
-54.7
-57.1
-58.8
-60.0
-61.4
-65.1
-65.9
-76.0
-78.3
-83.9
A-DL4-05
A-DL5-25
DL4-07
A-DL4-04
A-DL4-06
A-DL5-20
A-DL5-17
A-DL5-12
A-DL5-18
A-DL5-28
DL4-01
A-DL5-23
A-DL5-19
A-DL5-10
A-DL5-14
A-DL5-22
A-DL5-24
DL4-02
DL4-03
A-DL5-26
A-DL5-13
A-DL5-29
A-DL5-15
A-DL5-27
DL4-06
A-DL5-03
A-DL4-07
A-DL5-21
A-DL4-03
A-DL5-01
PD
SD
PR
cPR
ongoing

cORR	**55% (16/29)**
median DOR	**13.5 months**
min, max DOR	1.2+, 21.5+ months
11/16 confirmed responses ongoing	
ORR	67% (20/30)
Tumor shrinkage*	87% (26/30)
DCR (at week 6)	90% (27/30)

*Tumor shrinkage of target lesions; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate; RP2D: Recommended Phase 2 Dose of 1-10x10⁹ total TCR-T cells; BL: Baseline

IMA203 Data cut-off Apr 25, 2024 15

Response over Time of IMA203

Durable Responses 20+ Months after Treatment in Heavily Pretreated Melanoma Patients at RP2D



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
0
3
6
9
12
15
18
21
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
DL4-02
DL4-06
A-DL5-01
A-DL4-03
A-DL5-03
A-DL5-10
A-DL5-13
A-DL5-15
A-DL5-19
A-DL5-21
A-DL5-23
A-DL5-24
A-DL5-26
A-DL4-07
A-DL5-27
A-DL5-29
PR
A-DL5-28
A-DL5-22
DL4-03
DL4-01
SD
A-DL4-04
A-DL4-05
A-DL5-12
A-DL5-18
A-DL5-17
A-DL5-20
A-DL5-25
PD
A-DL4-06
DL4-07
A-DL5-14
Ongoing
Scans at approximately week 6, month 3 and then every 3 months

cORR	**55% (16/29)**
median DOR	**13.5 months**
min, max DOR	1.2+, 21.5+ months
11/16 confirmed responses ongoing	
ORR	67% (20/30)
Tumor shrinkage*	87% (26/30)
DCR (at week 6)	90% (27/30)

*Tumor shrinkage of target lesions; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with PD at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; DCR: Disease control rate; RP2D: Recommended Phase 2 Dose of 1-10x10⁹ total TCR-T cells; BL: Baseline

IMA203 Data cut-off Apr 25, 2024 16

ACTengine® IMA203 TCR-T Monotherapy Targeting PRAME in Melanoma Summary of Clinical Data and Planned Next Steps Next Steps Ongoing alignment with FDA on trial design of the randomized Phase 2/3 trial in 2L+ melanoma to start in 2024 Safety Anti-Tumor Activity Durability RP2D Broad Reach Favorable safety profile: mostly mild to moderate CRS; infrequent ICANS (6.2% Gr1, 4.6% Gr2, 4.6% Gr3); no treatment related deaths 55% (16/29) cORR and 90% (27/30) DCR 13.5 months mDOR and ongoing responses at 20+ months RP2D defined at 1-10x109 total TCR-T cells FDA RMAT designation received in multiple PRAME expressing cancers including cutaneous and uveal melanoma IMA203 Data cut-off Apr 25, 2024

IMA203 in Melanoma Targeted to Enter Randomized Phase 2/3 Trial in 2L+ Melanoma in 2024

immatics

Clinically and Commercially Attractive Features of IMA203

- ≥95% of cutaneous melanoma patients are PRAME-positive
- Favorable safety profile
  mostly mild to moderate CRS, infrequent ICANS (6.2% Gr1, 4.6% Gr2, 4.6% Gr3), no treatment related deaths
- Promising anti-tumor activity (cORR, mDOR)
- Leukapharesis as source for cell product, no surgery required
- Short manufacturing time of 7 days
  plus 7 days of QC release testing
- Low dose IL-2 post IMA203 infusion
  with better tolerability profile than high dose IL-2

High Unmet Medical Need in Cutaneous and Uveal Melanoma

	Cutaneous Melanoma	Uveal Melanoma
Patient Population	2L+ CPI-refractory, BRAF/MEK inhibitor-refractory if BRAF mutation+	2L+ Kimmtrak-refractory, CPI/chemotherapy-refractory
IMA203 Opportunity	~3,000 HLA-A*02:01 and PRAME-positive cutaneous melanoma patients annually in the US[1]	~300 HLA-A*02:01 and PRAME-positive uveal melanoma patients annually in the US[2]

CPI: Checkpoint inhibitor; [1] Based on annual mortality of ~7,700 cutaneous melanoma patients in the US, HLA-A*02:01 prevalence of 41% in the US and PRAME prevalence of 95% (TCGA RNAseq data combined with proprietary MS-guided RNA expression threshold); [2] Based on annual mortality of ~800 uveal melanoma patients in the US, HLA-A*02:01 prevalence of 41% in the US and PRAME prevalence of 91% (IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33))

IMA203 Data cut-off Apr 25, 2024 18

IMA203CD8 GEN2 – IMA203 TCR-T Monotherapy Leveraging CD8 and CD4 cells

Differentiated Pharmacology Compared to 1st-Generation TCR-only Approaches


T cell Help
CD4 T CELL
CD8 T CELL
PRAME TCR
CD8
Cytotoxic Activity
Cytotoxic Activity
TUMOR CELL DEATH

- IMA203CD8 (GEN2) designed to broaden the clinical potential of IMA203 TCR-T monotherapy by adding functional CD4 T cells via co-transduction of CD8αβ alongside PRAME TCR
- Activated CD4 T cells aid activity of other immune cells by releasing cytokines and acquire cytotoxic functions
- Functional CD4 T cells mediate longer anti-tumor activity than CD8 T cells and potentiate the anti-tumor activity of the cell product in preclinical studies[1]
- Data from CD19 CAR-T-treated leukaemia patients suggest a relevant role of engineered CD4 T cells in long-term durability[2]

IMA203CD8
[1]Internal data not shown here, published in Bajwa *et al.* 2021 Journal for Immunotherapy of Cancer; [2]Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances
19

IMA203CD8 (GEN2) – Preclinical Assessment of Anti-Tumor Efficacy Functional CD4 T cells Mediate Longer Anti-Tumor Activity than CD8 T cells in vitro 2nd addition of tumor cells 3rd 4th 5th 6th 2nd addition of tumor cells 3rd 4th 5th 6th IMA203CD8

IMA203CD8 (GEN2) – Overview of Patient Characteristics

Data cut-off as of Sep 30, 2023

Phase 1b Dose Expansion (N=12)
DL 3/4a/4b

↓

DL4a cleared [1]

	All Comers
Efficacy population*	N=12
Prior lines of systemic treatment (median, min, max)	3 (1, 5)
LDH at baseline >1 x ULN [% of patients]	50.0
Baseline tumor burden Median target lesion sum of diameter [mm] (min, max)	79.8 (20.0, 182.0)
Dose level	DL3/DL4a/DL4b

* Patients with at least one available tumor response assessment post infusion; IMA203CD8 DL3: 0.2-0.48x10^9 TCR-T cells/m^2 BSA, IMA203CD8 DL4a: 0.481-0.8x10^9 TCR-T cells/m^2 BSA, IMA203CD8 DL4b: 0.801-1.2x10^9 TCR-T cells/m^2; [1] DL4a cleared in Dec 2023

IMA203CD8
Data cut-off Sep 30, 2023 21

Tolerability Data – IMA203CD8 (GEN2)

All ≥Grade 3 Adverse Events (N=12)

TEAEs by maximum severity for all patients (N=12)

Adverse event (System organ class, preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	12	100.0
Adverse events of special interest	**3**	**25.0**
Cytokine release syndrome [1]	3	25.0
Immune effector cell-associated neurotoxicity syndrome	0	0.0
Blood and lymphatic system disorders	**11**	**91.7**
Neutropenia	9	75.0
Anaemia	8	66.7
Lymphopenia	8	66.7
Thrombocytopenia	4	33.3
Leukopenia	2	16.7
Investigations	**4**	**33.3**
Aspartate aminotransferase increased	2	16.7
Neutrophil count decreased	2	16.7
Alanine aminotransferase increased	1	8.3
Blood alkaline phosphatase increased	1	8.3
Blood bilirubin increased	1	8.3
Gamma-glutamyltransferase increased	1	8.3
Metabolism and nutrition disorders	**2**	**16.7**
Hypermagnesaemia	1	8.3
Hypoalbuminaemia	1	8.3
Hypophosphataemia	1	8.3
Nervous system disorders	**2**	**16.7**
Neurotoxicity [2]	1	8.3
Syncope	1	8.3
Immune system disorders	**1**	**8.3**
Haemophagocytic lymphohistiocytosis [2]	1	8.3
Infections and infestations	**1**	**8.3**
Infection	1	8.3

- Manageable tolerability
- Most frequent ≥Grade 3 AEs were expected cytopenia associated with lymphodepletion
- No IMA203CD8-related Grade 5 Adverse Events[1]
- Dose escalation ongoing

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where no event was documented; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); [1] DLT: Dose limiting toxicity in patient DL4b-04. [2] DLTs in patient DL4b-01;

[1] Subsequent to data cut-off a Grade 5 event, possibly related to treatment, was observed. The patient's immediate cause of death was considered to be fatal sepsis, aggravated by the immunosuppression, a high-grade Immune Effector Cell-Associated Hemophagocytic Lymphohistiocytosis-Like Syndrome (IEC-HS), and the fast-progressing disease.

IMA203CD8 Data cut-off Sep 30, 2023 22

IMA203CD8 (GEN2) (N=12#) – BOR and Response over Time

Data cut-off Sep 30, 2023

immatics



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
Synovial Sarcoma
Cut. Melanoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma
Synovial Sarcoma
Synovial Sarcoma
Uveal Melanoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma
SD
-1.1
-7.6
-23.5
-36.0
-36.7
-36.7
-42.2
-45.0
-54.5
-62.3
-74.4
BL
PR
C-DL3-01
C-DL4b-01
C-DL4b-03
C-DL4b-02
C-DL3-03
C-DL4a-03
C-DL3-04
C-DL4a-01
C-DL4b-04
C-DL4a-02
C-DL3-02
PD
SD
PR
cPR
ongoing

Median DOR, min, max DOR	Not reached, 2.0+, 11.5+ months
Median Follow-up	4.8 months



Change in Sum of Longest Diameter from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
*
0
3
6
9
12
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
C-DL3-02
C-DL3-04
C-DL4a-01
C-DL4a-02
C-DL4b-02
PR
C-DL4a-03
C-DL4b-04
SD
C-DL3-01
C-DL3-03
C-DL4b-01
C-DL4b-03
PD

ORR 58% (7/12)
cORR 56% (5/9)

- 6 out of 7 responses ongoing
- 11/12 patients show tumor shrinkage
- Deepening of response from SD to PR in two patients (C-DL4a-01, C-DL4a-03)
- Ongoing durable response 12+ months after infusion

Patient C-DL4a-04 was PD ~6 weeks after infusion, not shown due to non-evaluable target lesions at tumor assessment

▶ Ongoing

▲ Scans at approximately week 6, month 3 and then every 3 months

* Clinical tumor progress after 4.9 months post infusion, investigator information

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

IMA203CD8 Data cut-off Sep 30, 2023 23

IMA203CD8 (GEN2): Translational Data Shows Enhanced Pharmacology

IMA203 Phase 1b vs IMA203CD8 (GEN2)

Higher peak expansion (C_{max}) of IMA203CD8 T cells when normalized to infused dose



p=0.0010
Vector copies/µg gDNA
2.5×10⁶
2×10⁶
1.5×10⁶
1×10⁶
5×10⁵
0
IMA203
IMA203CD8 (GEN2)
PD/SD
PR
cPR

Higher activation levels in IMA203CD8 T cells at week 1…



p=0.0004
%PD-1 of specific T cells
100
80
60
40
20
0
IMA203
IMA203CD8 (GEN2)

…without exhaustion over time



IMA203
IMA203CD8 (GEN2)
%PD-1 of specific T cells
100
80
60
40
20
0
Final Product
week 1
week 2
week 8
week 12
week 24
week 48

Trend towards responses at lower cell dose and higher tumor burden with IMA203CD8



p=0.14
Effector:tumor bu
ratio of respond
1
0.1
0.01
0.001
IMA203
IMA203CD8 (GEN2)

Initial translational data indicates higher biological and clinical activity of IMA203CD8 (GEN2)

IMA203CD8 %PD-1 of specific T cells at week 1: for patient A-DL5-05 data not available for week 1

Data cut-off Sep 30, 2023 24

ACTengine® IMA203CD8 (GEN2) TCR-T Monotherapy Targeting PRAME

immatics

Summary of IMA203CD8 Clinical Data and Planned Next Steps

- Enhanced primary and secondary pharmacology when compared to IMA203
- Manageable tolerability (2 DLTs at DL4b, dose escalation ongoing)
- Initial clinical activity observed with differentiated response pattern
  - 56% (5/9) cORR
  - 6 out of 7 responses ongoing at data cut-off, durable response at 12+ months
  - SD converting to PR over time (N=2)
  - Enhanced biological efficacy with PRs at lower T cell:tumor cell ratio compared to IMA203

Next Step

Clinical footprint expansion outside of melanoma in addition to treating melanoma patients

IMA203CD8

Data cut-off Sep 30, 2023 25

Potential of IMA203 in Additional Solid Cancer Indications

Based on PRAME Expression in IMA203 and IMA203CD8 (GEN2) Responders



No clinical activity expected
Potential opportunity to see clinical activity
Clinical activity shown
Selected indications
Immatics' current MS-guided mRNA threshold for patient selection
% PRAME-positive patients[1]
Cutaneous melanoma
≥95%
Uveal melanoma
≥91% (50%[2])
Uterine carcinoma
97%
Synovial sarcoma
100%
Ovarian carcinoma
84%
Lung squamous cell carcinoma
68%
Triple-negative breast cancer
63%
Head and neck sq. cell carcinoma
27%
PRAME mRNA expression [FPKM, log-scaled]

● PRAME mRNA expression in IMA203 Phase 1a and Phase 1b responders at RP2D (n=13)

○ PRAME mRNA expression in IMA203CD8 (GEN2) responders (n=7)

PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; [1] PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS-guided RNA expression threshold; [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33) demonstrates substantial higher prevalence of 91% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry

IMA203 Data cut-off Sep 30, 2023 26

ACTengine® IMA203 / IMA203CD8 TCR-T Monotherapy Targeting PRAME Leveraging the Full Breath of PRAME in Three Steps Development Strategy Step 1 IMA203 in cutaneous melanoma (potentially bundled with uveal melanoma) as first tumor type targeted to enter registration-enabling trial Further dose escalation and signal finding in ovarian cancer and uterine cancer in dedicated dose expansion cohorts with IMA203CD8 (GEN2) Pursue tumor-agnostic label in PRAME+ solid cancers to leverage full breadth of PRAME - including NSCLC, triple-negative breast cancer and others Step 2 Step 3 2024 2024 IMA203

IMA203 TCR-T Has the Potential to Reach a Large Patient Population

~39,000 Patients per Year in the US only

Selected Indications	Incidence	R/R Incidence	PRAME Positive	Patient Population Based on R/R Incidence; PRAME and HLA-A*02:01+
Cut. Melanoma	99,800	7,700	95%	2,999
Uveal Melanoma	1,500	800	91%	298
Ovarian Carcinoma	19,900	12,800	84%	4,408
Uterine Carcinoma	62,700	10,700	97%	4,255
Uterine Carcinosarcoma	3,300	1,900	100%	779
Squamous NSCLC	57,000	34,600	68%	9,646
Small Cell Lung Cancer	31,900	19,400	45%	3,579
Adeno NSCLC	91,200	55,300	25%	5,668
HNSCC	66,500	15,100	27%	1,672
Breast Carcinoma	290,600	43,800	26% TNBC: 63%	4,669
Synovial Sarcoma	1,000	400	100%	164
Cholangiocarcinoma	8,000	7,000	33%	947

TOTAL ~39,000 annually in the US

Multiple opportunities to broaden patient reach and patient benefit:

- Expand beyond US population
- Expand into other indications such as kidney, esophageal, bladder, other liver cancers, other sarcoma subtypes through indication-specific or indication-agonistic label expansion
- Move into earlier lines of therapy (R/R Incidence → Incidence)
- Inclusion of patients with lower PRAME-threshold

IMA203

Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last-line patient population approximated by annual mortality; Estimated 41% HLA-A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33)

28

TCER® – TCR Bispecifics

TCER® – Immatics’ Next-generation, Half-Life Extended Bispecifics Proprietary TCER® Format Consisting of Three Distinct Elements High-affinity TCR domains targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules Low-affinity T cell recruiter against CD3/TCR Fc part for half-life extension, favorable stability and manufacturability Next-gen, half-life extended TCER® format designed to à safely apply high drug doses for activity in a broad range of tumors à achieve optimized scheduling 2 1 3 Cytotoxic lytic granules Tumor cell killing Activated T cell TCER®

TCER® – Immatics' Next-generation, Half-Life Extended Bispecifics



1 **pHLA targeting TCR**

- ✓ **High-affinity** (single digit nM) TCR targeting **XPRESIDENT®-selected** tumor-specific peptide-HLA molecules
- ✓ Broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[1]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

2 **T cell recruiting antibody**

- ✓ **Low-affinity** (triple digit nM) T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[2]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters

3 **Next-generation TCER® format**

- ✓ Off-the-shelf biologic with antibody-like manufacturability[3] and low cost of goods
- ✓ Superior anti-tumor activity[4] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients

TCER®

[1] As compared to natural TCR; [2] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature; Trinklein *et al.*, 2019, mAbs);
[3] Production in mammalian cells (CHO cells); [4] Based on preclinical testing

31

Potency of Our Proprietary TCR Bispecific Format TCER® Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody TCER® format had higher combination of potency and specificity1 than six alternative TCR Bispecific format designs evaluated Flexible Plug-and-play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target-positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low-Affinity Recruiter Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM) n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose: 0.025 mg/kg Proprietary, low-affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher-affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity (triple digit nM) TCER® Tumor Model in Mice1 1 Hs695T xenograft model in NOG mice, tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target-Unrelated Recruiter-Mediated Cytokine Release using a Low-Affinity Recruiter TCER® Whole blood cytokine release assay N=3 HLA-A*02-positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next-Gen Half-Life Extended TCR Bispecifics TCER® PRAME peptide presented by HLA-A*02:01 Start of clinical trial in Aug 2023, first clinical data expected 2H 2024 IMA402 Potential for addressing different indications and large patient populations with novel, off-the-shelf TCR Bispecifics MAGEA4/8 peptide presented by HLA-A*02:01 Dose escalation ongoing, first clinical data expected 2H 2024 IMA401 Undisclosed peptides presented by HLA-A*02:01 and other HLA-types TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs CLINICAL PRECLINICAL The current collaboration with Moderna includes the development of mRNA-enabled in vivo expressed TCER® molecules

TCER® IMA401 Targeting MAGEA4/8

Homogeneous Expression, Broad Prevalence and High Copy Number Target

Immatics

MAGEA4 RNA detection in tumor samples (ISH)


SqNSCLC


HNSCC

MAGEA4/8 target prevalence in selected cancer indications

Indications	Target prevalence [%]
Squamous non-small cell lung carcinoma	52%
Head and neck squamous cell carcinoma	36%
Bladder carcinoma	29%
Uterine carcinosarcoma	29%
Esophageal carcinoma	23%
Ovarian carcincoma	23%
Melanoma	18%
plus several further indications	


MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly used MAGEA4 target peptide

IMA401

MAGEA4/8 target prevalences are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold; [1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

36

TCER® IMA401 (MAGEA4/8) – Assessment of Anti-Tumor Activity in vitro Patient-Derived Tumor Model NSCLC adenocarcinoma: Male, Caucasian, age 58, no therapy prior to surgery Site of origin: lung, differentiation poor Date of surgery: 1987, Freiburg Medical Center Volume doubling time: 7.3 day Histology:  Stroma content, 4% Vascularization, high Grading, undifferentiated TCER® IMA401 shows high anti-tumor activity in Patient-derived xenograft model of non-small cell lung adenocarcinoma Remission observed in all mice (3 out of 4 mice with complete remission) LXFA 1012 Tumor Xenograft Model in NOG Mice IMA401

TCER® IMA401 (MAGEA4/8) – Pharmacokinetics PK Analysis in NOG Mice Two different PK assays established to ensure functional integrity of protein domains Terminal half-life in mice: 10-11 days pHLA – VL Assay Fc – VL Assay IMA401

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; BLRM: Bayesian logistic regression model; 1 Pharmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. 2 Conducted in collaboration with BMS Phase 1a: Dose Escalation Phase 1b: Dose Expansion Weekly i.v. infusions1 Dose escalation decisions based on cohorts of 1-6 patients in adaptive design (BLRM model) MTD/ RP2D Adaptive design aimed at accelerating dose escalation Focus on specific indications planned Potential development option for checkpoint inhibitor combination or other combination therapies2 Monotherapy expansion cohort Primary Objective Determine MTD and/or RP2D Secondary Objectives Safety and tolerability Initial anti-tumor activity Pharmacokinetics IMA401

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others IMA402 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo Dose-dependent efficacy of IMA402 in cell line-derived in vivo mouse model Durable shrinkage of large tumors including complete responses over prolonged period Sufficiently high drug doses are key to achieving desired anti-tumor effect IMA402

Half-life Extended Format of IMA402 Confers Terminal Half-life of >1 Week pHLA – aVL Assay pHLA – aFc Assay IMA402 shows a terminal serum half-life of ≈ 8 days in mice IMA402 will be initially dosed weekly in the clinical trial Dosing frequency may be adapted based on clinical data IMA402

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME First Clinical Data Planned in 2H 2024 Phase 1: Dose Escalation Phase 2a: Dose Expansion Adaptive design aimed at accelerating dose escalation Specific indications plus ongoing basket Combination therapies Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti-tumor activity of IMA402 HLA-A*02:01-positive patients with PRAME-expressing recurrent and/or refractory solid tumors Initially weekly i.v. infusions Potential for early adjustment of treatment interval based on PK data of half-life extended TCER® format MTD/ RP2D IMA402 Basket trial in focus indications to accelerate signal finding Ovarian cancer, lung cancer, uterine cancer, melanoma, others MTD: maximum tolerated dose, RP2D: recommended phase 2 dose

In Vivo Expressed TCER® Molecules Targeting Cancer-specific pHLA Targets Combining Immatics’ Target and TCR Platforms with Moderna’s mRNA Technology Immatics Moderna Delivery of TCER® biologics through mRNA Proprietary cancer targets & TCR Bispecifics format mRNA-encoded TCER® molecule XPRESIDENT® targets XCEPTOR® TCRs TCER® format TCER®

Immatics’ Proprietary Target and TCR Discovery Platforms

Our TCR-based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface Technology

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti-Tumor Activity and Minimize Safety Risks of TCR-based Immunotherapies True Targets via XPRESIDENT® technology platform are naturally presented on tumor tissues as identified by mass-spec are absent or presented at only low levels on normal tissues are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform recognize the target peptide with high affinity and specificity  show selective killing of tumor cells are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Pool of 200 Prioritized Targets as Foundation for Future Value Generation

XPRESIDENT® Target Platform



pHLA Database
based on primary tissues
>2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry
>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides
>200 prioritized targets

200 Prioritized Targets

Grouped in 3 Target Classes:

1. **Well known and characterized parent protein (20%)**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein (60%)**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens (20%)**
   Novel target class which includes RNA-edited peptides & non-classical neoantigens

~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach

This large data set is leveraged by our bioinformatics & AI-platform XCUBE™ – *„AI is where the data is®"*

Technology

48

Potential for Large Patient Populations across Multiple Solid Cancers immatics

IMA203 / IMA402
PRAME

- Uterine Carcinoma – 97%
- Uterine Carcinosarcoma – 100%
- Sarcoma Subtypes – up to 100%
- Cut. Melanoma ≥ 95%
- Uveal Melanoma[1] ≥ 91%
- Ovarian Carcinoma – 84%
- Squamous NSCLC – 68%
- TNBC – 63%
- Small Cell Lung Cancer – 45%
- Kidney Carcinoma – up to 40%
- Cholangiocarcinoma – 33%
- HNSCC – 27%
- Esophageal Carcinoma – 27%
- Breast Carcinoma– 26%
- Adeno NSCLC – 25%
- HCC – 18%
- Bladder Carcinoma – 18%

IMA401
MAGEA4/8

- Squamous NSCLC – 52%
- Sarcoma Subtypes – up to 60%
- HNSCC – 36%
- Bladder Carcinoma – 29%
- Uterine Carcinosarcoma – 29%
- Esophageal Carcinoma – 23%
- Ovarian Carcinoma – 23%
- Melanoma – 18%

IMA204
COL6A3 Exon 6

- Pancreatic Carcinoma – 76%
- Breast Carcinoma – 77%
- Stomach Carcinoma – 67%
- Sarcoma – 63%
- Colorectal Carcinoma – 60%
- Esophageal Carcinoma – 60%
- Squamous NSCLC– 55%
- Adeno NSCLC– 57%
- HNSCC – 56%
- Uterine Carcinosarcoma – 50%
- Mesothelioma – 44%
- Cholangiocarcinoma – 36%
- Melanoma – 35%
- Bladder Carcinoma – 34%
- Ovarian Carcinoma – 31%

ACTengine® and TCER® targets demonstrate high prevalence in multiple solid cancers

Technology

Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold;
[1] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33)

49

Immatics' Unique Capability – Identification of the most Relevant Target

Example of MAGEA4/8 Peptide Target


TUMOR CELL
ACTIVATED
T CELL

Ranking of pHLA targets


MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly
targeted
MAGEA4/8
Immatics

XPRESIDENT® quantitative information on target density[1] between peptides originating from the same source protein

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly targeted MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

50

Development of the Right TCR – XCEPTOR® Technology

TCR Discovery and Engineering for ACT and TCR Bispecifics


Adoptive Cell Therapy
ACTengine®
ACTallo®
Micromolar affinity
Tumor cell
pHLA
target
TCR
(membrane protein)
T cell
TCR Bispecifics
T cell engaging
receptor (TCER®)
Nanomolar affinity

- Fast, efficient and highly sensitive discovery of highly specific, natural TCRs
- Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity
- Early de-selection of cross-reactive TCRs by the unique interplay between Immatics' target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery[1] and TCR maturation[2] (empowered by our bioinformatics & AI-platform XCUBE™)

Technology

[1] XPRESIDENT®-guided off-target toxicity screening; [2] XPRESIDENT®-guided similar peptide counterselection

51

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development Target peptide presented on tumor cells Selective killing of tumor cells Target peptide presented on normal cells Off-target toxicity On-target (off-tumor) toxicity A different HLA is recognized on normal cells Alloreactivity Similar peptide presented on normal cells1 XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues Technology 1 Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron et al., Sci Transl Med)

“AI Is Where the Data Is®” Bioinformatics and AI-Platform XCUBE™ Data Engineering Development of data warehouses & user interfaces Data Science Development of statistical & machine learning models Data Processing Processing of mass-spec & next-gen sequencing data 1 THERAPEUTIC KNOWLEDGE XPRESIDENT®/ XCEPTOR® DATA Data Engineering Data Science Data Processing 2 3 1 Cell therapies Bispecifics CDx Therapies Targets Lead Molecules Discovery Characterization Discovery Selection Validation 2 3 Technology

Immatics’ Robust Intellectual Property Portfolio Protection Strategy of Key Assets in Major Markets and Beyond Technologies Targets TCRs TCER® Therapeutic Uses Cell Therapy TCRs with high affinity and specificity profile Differentiated technologies, platforms and assays for Target Research, TCR and TCER® development >200 prioritized pHLA targets Half-life extended Bispecifics with proprietary TCER® format Treatment of indications and patient groups Clinical ACTengine® and TCER® candidates: IMA203, IMA203CD8, IMA402, IMA401 Clinical Candidates ACTengine® manufacturing & off-the-shelf ACTallo® platform

ACTengine® IMA204 – TCR-T Targeting COL6A3 Exon 6

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma

Key Features

TARGET

HLA-A*02-presented peptide derived from **COL6A3 exon 6**

Naturally and specifically presented on tumors at high target density[1]: **100-700 copies/cell**

Novel **tumor stroma target** identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting COL6A3 exon 6

Affinity-maturated, CD8-independent TCR

High functional avidity[2]: **~0.01ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

PRECLINICAL DATA

CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells

In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells

Complete tumor eradication in *in vivo* mouse models

PATIENT POPULATION[3]

Pancreatic Carcinoma – 76%
Breast Carcinoma – 77%
Stomach Carcinoma – 67%
Sarcoma – 63%
Colorectal Carcinoma – 60%
Esophageal Carcinoma – 60%
Squamous NSCLC– 55%
Adeno NSCLC– 57%
HNSCC – 56%
Uterine Carcinosarcoma – 50%
Mesothelioma – 44%
Cholangiocarcinoma – 36%
Melanoma – 35%
Bladder Carcinoma – 34%
Ovarian Carcinoma – 31%

IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets

IMA204

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

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ACTengine® IMA204 – High Affinity, CD8-independent TCR

Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR

Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample

Example of a Tumor Target
in same Ovarian Cancer sample


Stroma
cells
Tumor
cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers


Control
IMA204 TCR
D7
D16
D22
D29

CD8-independent TCR leads to tumor eradication in all mice treated

Affinity maturated CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction

IMA204 [1] *In vivo* data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website. 57

ACTallo® – Our Next-generation Off-the-shelf TCR-T

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach Off-the-shelf cell therapy, no need for personalized manufacturing à reduced logistics and time to application Potential for hundreds of doses from one single donor leukapheresis à lower cost of goods Use of healthy donor material provides standardized quality and quantity of starting material Strategic collaborations combining Immatics’ proprietary ACTallo® platform with Bristol Myers Squibb’s next-gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next-gen allogeneic γδ TCR-T/CAR-T programs ACTallo® γδ T cell Cell Engineering (gene editing & armoring) γδ T cell Collection from Healthy Donor Expansion Off-the-shelf Products Patient Treatment

Why γδ T cells? γδ T cells Are Well Suited for an Off-the-shelf Cell Therapy Approach γδ T cells are abundant in the peripheral blood show intrinsic anti-tumor activity naturally infiltrate solid tumors & correlate with favorable prognosis are HLA-independent, thus do not cause graft-vs-host disease in allogeneic setting can be expanded to high numbers in a cGMP-compatible manner can be effectively redirected using αβ TCR or CAR constructs In vitro anti-tumor activity γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR+ + tumor cells αβ T cells TCR+ + tumor cells ACTallo® Expansion Fold-growth (target-positive tumor cells)

Corporate Information & Milestones

Experienced Global Leadership Team Across Europe and the US

immatics



Harpreet Singh
Chief Executive Officer
Co-Founder
>20 yrs biotech experience



Arnd Christ
Chief Financial Officer
>20 yrs biotech experience
(InflaRx, Medigene, NovImmune, Probiodrug)



Carsten Reinhardt
Chief Development Officer
>20 yrs pharma & biotech experience
(Micromet, Roche, Fresenius)



Cedrik Britten
Chief Medical Officer
>15 yrs pharma & biotech experience
(GSK, BioNTech)



Rainer Kramer
Chief Business Officer
>25 yrs pharma & biotech experience
(Amgen, MorphoSys, Jerini, Shire, Signature Dx)



Steffen Walter
Chief Operating Officer
Co-Founder Immatics US
>15 yrs biotech experience



Toni Weinschenk
Chief Innovation Officer
Co-Founder
>15 yrs biotech experience



Edward Sturchio
General Counsel
>15 yrs pharma & biotech experience
(Abeona Therapeutics, AAA, Novartis, Merck, Schering)



Jordan Silverstein
Head of Strategy
>10 yrs biotech experience
(InflaRx, AAA)

Corporate
62

Strong, Focused and Highly Integrated Trans-Atlantic Organization Houston, Texas ~190 FTEs Cell therapy development & manufacturing Munich, Germany ~70 FTEs Various operating functions Tübingen, Germany ~225 FTEs Target & TCR discovery and TCR Bispecifics development Corporate

Appendix

IMA203 Phase 1 Patient Population Flow Chart

immatics



Total Safety Population
N=65* enrolled patients
N=1 patient in Phase 1a started lymphodepletion but did not receive IMA203
N=64 patients treated with IMA203
N=27 patients in Phase 1a
Dose Escalation (DL1-4)
N=37 patients in Phase 1b
Cohort A (DL4/5, RP2D)
Melanoma Efficacy Population
N=5 melanoma patients at DL4/RP2D
N=22 Non-melanoma or non-RP2D patients
Melanoma Efficacy Population
N=25 melanoma patients
N=12 non-melanoma patients
Data reported previously in Nov 2023
Patient products manufactured using previous manufacturing protocol without monocyte depletion
Data reported previously in Nov 2023
Thereof N=8 melanoma patients with at least one scan reported at last update in Nov 2023
Data reported previously except N=2 additional non-melanoma patients, thereof n=1 with at least one scan since last update in Nov 2023

Appendix

* One additional patient who received IMA203 TCR-T cells shortly before data cut-off is not included

Data cut-off Apr 25, 2024 65